UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission File Number 001-41836

Birkenstock Holding plc
(Translation of registrant’s name into English)

1-2 Berkeley Square

London W1J 6EA

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Explanatory Note

On January 26, 2024, Birkenstock Holding plc issued a press release announcing to report its first quarter fiscal year 2024 (ended December 31, 2023) financial results on Thursday, February 29, 2024 before market open. The Company will host a conference call and live webcast with the investment community at 8:00 a.m. Eastern Time that same day. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

The information in this Report on Form 6-K (including Exhibit 99.1 hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

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Exhibit Index

Exhibit Number	Description
99.1	Press Release of Birkenstock Holding plc, dated January 26, 2024.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Birkenstock Holding plc

Date: January 26, 2024	By:	/s/ Johannes Liefke
	Name:	Johannes Liefke
	Title:	Director Legal Affairs

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